EXHIBIT 99.3

MATERIAL CHANGE REPORT
51-102F3

Item 1	Name and Address of Company Rubicon Minerals Corporation (the “Company”) Suite 902 – 170 University Avenue Toronto, Ontario M5H 3B3

Item 2	Date of Material Change June 25, 2014

Item 3	News Release A News Release disclosing the material change was issued through Marketwired on June 26, 2014.

Item 4
Summary of Material Change

On June 25, 2014, David R. Beatty, O.B.E. was elected as a director to the Board of Directors of the Company (the “Board”), along with being appointed as Chairman of the Board.

Item 5
Full Description of Material Change

On June 25, 2014, David R. Beatty, O.B.E. was elected as a director to the Board, along with being appointed as Chairman of the Board. Mr. Beatty replaces the previous Chairman of the Board, David A. Adamson, who will remain on the Board as a director.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer The following senior officer of the Company is knowledgeable about the material changes and this report: Michael A. Lalonde President and Chief Executive Officer 416.238.4595

Item 9	Date of Report June 26, 2014

News Release
TSX:RMX | NYSE.MKT:RBY
June 26, 2014

Rubicon Welcomes David R. Beatty as the New Chairman of the Board

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) is pleased to announce the appointment of David R. Beatty, C.M., O.B.E., as Chairman of the Board of Directors (the “Board”).

“Mr. Beatty is an immense addition to our Board at a pivotal period of Rubicon’s growth,” said Michael A. Lalonde, President and Chief Executive Officer of Rubicon. “David is a seasoned Chairman, a recognized leader in corporate governance and brings extensive international experience in overseeing multinational corporations during his distinguished career.”

“We are very pleased to welcome David as Chairman of the Board,” said outgoing Chairman David W. Adamson, B.Sc., M.Sc., Ph.D. “I look forward to working with him in my new role as Deputy Chairman.”

Mr. Beatty brings 35 years of experience as a Director, having served on the boards of over 30 public and private corporations. David had been appointed Chairman on eight previous occasions, including Inmet Mining Ltd. and Selwyn Mines Ltd. He currently serves on the boards of FirstService Corp., CSL Group Inc., and City Financial Investment Company Ltd. (UK). David had served as a Director on the boards of Goldcorp Inc., Bank of Montreal, Western Mining, and Thistle Mining, and was appointed President of Weston Foods from 1985 to 1994. He is currently a Professor of Strategic Management at the Rotman School of Management and the Conway Director of the Clarkson Centre for Business Ethics and Board Effectiveness, both at the University of Toronto. Mr. Beatty founded the Canadian Coalition for Good Governance, which represents 50 Canadian investment managers and public pension funds, with over $1.0 trillion in assets under management. He was awarded the Order of the British Empire (“O.B.E”) and the Order of Canada, and serves as an Honorary Consul to Canada for the Government of Papua New Guinea. Mr. Beatty received a Bachelor of Arts in Political Science and Economics from the University of Toronto and was a Nuffield Scholar at the University of Cambridge, Queens’ College.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of potential gold production is projected in mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which

PR14-13 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (866) 365-4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto ON, CANADA M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION
“Mike Lalonde”

President and Chief Executive Officer

Forward Looking Statements

This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting”, “look forward” and “intend” and statements that an event or result “may”, “will”, “would”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the New Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (“New PEA”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may be to be incurred in respect of the Phoenix Gold Project.

The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements in this news release include, but are not limited to statements regarding potential production being achieved in mid-2015.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.